TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FOURTH QUARTER AND YEAR-END 2022 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 16, 2023 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the fourth quarter and year ended December 31, 2022. Preliminary operating results for the fourth quarter and year ended 2022 were disclosed on January 17, 2023.

HIGHLIGHTS:

Operations

• Attributable gold production was 185,000 ounces in the fourth quarter and 713,000 ounces for the year, above the top end of revised production guidance of 650,000 to 705,000 ounces.

• Cost of sales per ounce sold in the fourth quarter was $1,130, cash cost1 per ounce sold was $1,173 and all-in sustaining cost1 ("AISC") per ounce sold was $1,672. Cash cost1 per ounce sold of $1,109 for the year was within the bottom end of the revised guidance range of $1,100 to $1,130 per ounce sold and AISC1 per ounce sold of $1,581 for 2022 was below the bottom end of the revised range of $1,600 to $1,650 per ounce sold.

• Attributable gold production from continuing operations, excluding Rosebel, was 116,000 ounces in the fourth quarter and 499,000 ounces for the year. Cost of sales per ounce sold in the fourth quarter was $1,157 ($1,041 for 2022), cash cost1 per ounce sold in the fourth quarter was $1,226 ($1,052 for 2022) and AISC1 per ounce sold in the fourth quarter was $1,741 ($1,508 for 2022) on the same basis.

Financial

• Net earnings (loss) and adjusted net loss per share attributable to equity holders1 of $(0.01) and $(0.02) for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $(0.12) and $(0.07) for the year ended December 31, 2022, respectively.

• Net cash from operating activities was $12.3 million for the fourth quarter and $257.6 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles, was $36.2 million for the fourth quarter and $298.2 million for the year.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $57.8 million during the fourth quarter ($292.3 million for 2022) and adjusted EBITDA1 from continuing operations was $38.9 million for the fourth quarter ($313.4 million for 2022).

• Mine-site free cash flow1 from continuing operations was negative $21.9 million for the fourth quarter ($167.2 million for 2022) and from all operations was $0.2 million for the fourth quarter ($187.6 million for 2022).

• Cash and cash equivalents held by continuing operations of $407.8 million and liquidity1 of $434.4 million at December 31, 2022. Cash and cash equivalents of $40.8 million was held by discontinued operations and assets held for sale at December 31, 2022.

Côté Gold

• As of December 31, 2022, the Côté Gold project was estimated to be approximately 73% complete.

• The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. Sumitomo is expected to fund approximately $340 million of the 2023 funding requirement as per the amended Côté Gold Joint Venture Agreement ("Amended JVA"), requiring IAMGOLD to fund $460 to $535 million during 2023.

• The Company believes that the aggregate proceeds from the sale of its interest in the Rosebel mine, the anticipated proceeds from the sale of the Bambouk assets and funds to be provided by Sumitomo under the Amended JVA meet the estimated remaining funding requirements for the completion of construction at the Côté Gold Project based on the current schedule and estimate.

• On February 2, 2023, the Company announced additional assay results from its ongoing diamond drilling program at the Gosselin zone, supporting the anticipated expansion potential at Gosselin, specifically south of and below the interpreted resource boundaries of the deposit model.

Corporate

• On December 19, 2022, the Company announced that it had entered into an agreement with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM") to amend the Côté Gold Joint Venture Agreement. Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests at one of seven future dates pursuant to the terms of the Amended JVA, to return to its full 70% interest in the Côté Gold Project. Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted by 5.0% to 65.0%.

• On December 20, 2022, the Company announced it had entered into definitive agreements with Managem, S.A (CAS:MNG) ("Managem") to sell, for aggregate consideration of approximately $282 million, the Company's interests in its exploration and development projects in Senegal, Mali and Guinea.

• On January 31, 2023 the Company completed the sale of its interests in the Rosebel mine to Zijin Mining Group Co. Ltd. that was announced on October 18, 2022. The transaction closed on January 31, 2023 and the Company received net proceeds of $371.5 million, consisting of sale proceeds of $360.0 million, plus $15.0 million of cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023 consisting of the balance of cash held by Rosebel on January 31, 2023, subject to final working capital adjustments.

Outlook

• Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces, with Essakane attributable gold production expected to be in the range of 340,000 to 380,000 ounces and Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces.

• Cash costs¹ are expected to be between $1,125 and $1,175 per ounce sold, and AISC1 per ounce sold is expected to be in the range of $1,625 to $1,700 per ounce sold. The estimate includes assumptions related to the escalated pricing levels of certain consumables as experienced during the second half of 2022. Cash costs and AISC per ounce sold in the first half of 2023 are expected to be at or above the high end of the annual guidance range due to lower gold production and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year.

"IAMGOLD is successfully emerging from a period of significant transformation over the past year, which was made possible by the dedication and resiliency of our employees at every level of the company who have demonstrated a commitment to working safely and responsibly towards a shared vision of generating superior value for our stakeholders through accountable mining," said Maryse Bélanger, Chair and Interim President and Chief Executive Officer of IAMGOLD. "Operationally, the Company finished the year with a strong quarter, driving production above the top end of our revised guidance estimates. Our construction teams at Côté Gold continued to advance the project allowing for critical project activities to move inside the plant during the winter season while accelerating the deployment of the autonomous haulage and drilling systems to better position the project for commencement of production next year. Financially, the Company ended the year in a much stronger position with the announcement of key strategic transactions, including the amended agreement with our partner Sumitomo Metal Mining."

"As we look forward, 2023 will be a pivotal year for the Company, with a strong focus on continuing to execute at Côté. We remain on track to commence production at Côté early next year and are eager to showcase what will be Canada's third largest gold mine by production. In 2022, the industry was faced with considerable inflationary headwinds, and this year is expected to continue to underscore the necessity to focus on safety, productivity and efficiency at all our operations. At Essakane, following a record performance last year, we will be conducting additional stripping in the first half of the year to position the mine for stronger production in the second half; while at Westwood, we expect to see continued gains in underground development providing access to higher grade zones in the second half of the year."

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QUARTERLY REVIEW

The following tables summarize certain operating and financial results for the three months ended December 31, 2022 (Q4 2022) and December 31, 2021 (Q4 2021) and the twelve months ended December 31 for 2022 and 2021; and certain measures of the Company's financial position as at December 31, 2022 and December 31, 2021:

	Q4 2022	Q4 2021	2022	2021
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	98	98	432	412
- Westwood	18	13	67	35
Total from continuing operations	116	111	499	447
- Rosebel	69	42	214	154
Total gold production - attributable (000s oz)	185	153	713	601
Gold sales - attributable (000s oz)
- Essakane	97	93	440	408
- Westwood	18	12	66	34
Total from continuing operations	115	105	506	442
- Rosebel	68	47	215	148
Total gold sales - attributable (000s oz)	183	152	721	590
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$958	$1,333	$882	$1,042
- Westwood	2,230	2,335	2,093	2,252
Total from continuing operations	$1,157	$1,451	$1,041	$1,135
- Rosebel	1,085	1,922	1,269	1,674
Total cost of sales[1] ($/oz sold) - attributable	$1,130	$1,597	$1,109	$1,270
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,043	$912	$899	$945
- Westwood	2,210	2,325	2,068	2,240
Total from continuing operations	$1,226	$1,079	$1,052	$1,045
- Rosebel	1,083	1,514	1,243	1,545
Total cash costs[2] ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170
AISC[2] ($/oz sold) - attributable
- Essakane	$1,456	$1,150	$1,234	$1,074
- Westwood	2,639	2,775	2,568	2,600
Total from continuing operations	$1,741	$1,410	$1,508	$1,281
- Rosebel	1,554	1,824	1,753	1,859
Total AISC[2] ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426
Average realized gold price ($/oz)
- Continued operations	$1,639	$1,794	$1,721	$1,793
- Discontinued operations	1,725	1,795	1,793	1,777
Total average realized gold price ($/oz)	$1,670	$1,794	$1,741	$1,790
Gold margin ($/oz) from continuing operations	$413	$715	$669	$748
  Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

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	Q4 2022	Q4 2021	2022	2021
Financial Results ($ millions)
Revenues	$207.2	$206.4	$958.8	$875.5
Gross profit	$20.0	$(42.7)	$147.9	$62.2
EBITDA[1]	$105.4	$(193.4)	$300.4	$27.1
- Continuing operations	$57.8	$16.7	$292.3	$216.6
- Discontinued operations	$47.6	$(210.1)	$8.1	$(189.5)
Adjusted EBITDA[1]	$83.6	$90.0	$434.0	$355.7
- Continuing operations	$38.9	$74.3	$313.4	$307.0
- Discontinued operations	$44.7	$15.7	$120.6	$48.7
Net earnings (loss) attributable to equity holders	$24.0	$(194.1)	$(70.1)	$(254.4)
- Continuing operations	$(3.8)	$(51.9)	$(55.5)	$(95.8)
- Discontinued operations	$27.8	$(142.2)	$(14.6)	$(158.6)
Adjusted net earnings (loss) attributable to equity holders[1]	$16.6	$44.3	$22.7	$26.8
- Continuing operations	$(9.0)	$36.3	$(35.6)	$25.0
- Discontinued operations	$25.6	$8.0	$58.3	$1.8
Net earnings (loss) per share attributable to equity holders - continuing operations	$(0.01)	$(0.11)	$(0.12)	$(0.20)
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$(0.02)	$0.08	$(0.07)	$0.05
Net cash from operating activities before changes in working capital[1] - continuing operations	$36.2	$63.3	$298.2	$256.0
Net cash from operating activities	$66.8	$67.5	$408.7	$285.0
- Continuing operations	$12.3	$52.7	$257.6	$257.8
- Discontinued operations	$54.5	$14.8	$151.1	$27.2
Mine-site free cash flow[1]	$0.2	$10.8	$187.6	$128.3
- Continuing operations	$(21.9)	$26.5	$167.2	$199.6
- Discontinued operations	$22.1	$(15.7)	$20.4	$(71.3)
Capital expenditures[1,2,3] - sustaining	$50.6	$28.1	$190.4	$63.2
Capital expenditures[1,2,3] - expansion	$137.6	$173.0	$554.2	$463.9
	Dec 31	Dec 31	Dec 31	Dec 31
	2022	2021	2022	2021
Financial Position ($ millions from continuing operations)
Cash, cash equivalents and short-term investments	$407.8	$552.5	$407.8	$552.5
Long-term debt	$918.7	$464.4	$918.7	$464.4
Net cash (debt)[3]	$(605.6)	$16.3	$(605.6)	$16.3
Available credit facility	$26.6	$498.3	$26.6	$498.3
  This is a non-GAAP measure. See "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  Throughout this news release, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.
  Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with World Gold Council guidelines. See "Non-GAAP Financial Measures section".

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Operating Results - Continuing Operations

Note that all figures below are reflective of continuing operations and exclude Rosebel

Attributable gold production for the fourth quarter was 116,000 ounces, up 5,000 ounces or 5% from the prior year period, due to higher production at Westwood resulting from higher mill throughput and grades. Attributable gold production for the full year 2022 was 499,000 ounces, up 52,000 ounces or 12% from the prior year period, due to higher production at Westwood (32,000 ounces) as the underground operations continue ramping up after being in care and maintenance in the first half of 2021 and Essakane (20,000 ounces) resulting from higher grade and recoveries, partially offset by lower throughput.

Attributable gold sales for the fourth quarter was 115,000 ounces, up 10,000 ounces or 10% from the prior year period, due to higher production at Westwood (6,000 ounces) and timing of sales at Essakane (4,000 ounces). Attributable gold sales for the full year 2022 was 506,000 ounces, up 64,000 ounces or 14%, due to higher production and timing of sales at Essakane (32,000 ounces) and higher production at Westwood (32,000 ounces). The average realized gold price for the fourth quarter and the full year 2022 was $1,639 per ounce and $1,721 per ounce, respectively, reflecting the monthly physical gold deliveries of 12,500 ounces at $1,500 per ounce as required under the 2019 Prepay Arrangement. During the year ended December 31, 2022, the Company delivered 150,000 ounces into the 2019 Prepay Arrangement and received $30.0 million in cash in relation to the collar.

Cost of sales (excluding depreciation) per ounce sold for the fourth quarter was $1,157, down $294 or 20% from the prior year period, due to the Essakane NRV adjustment of $441 per ounce sold included in 2021 and higher gold sales, partially offset by higher production costs in the fourth quarter of 2022. Cost of sales includes the positive impact of realized derivative gains of $24 per ounce sold (fourth quarter 2021 - gains of $24 per ounce sold). Cost of sales (excluding depreciation) per ounce sold for the full year 2022 was $1,041, down $94 or 8% from the prior year period, due to the Essakane NRV adjustment of $100 per ounce sold included in 2021 and higher gold sales, partially offset by higher production costs in 2022.

Cash costs per ounce sold in the fourth quarter were $1,226, up $147 per ounce or 14% from the prior year period, primarily due to higher production costs, partially offset by higher gold sales. Cash costs per ounce sold for the full year 2022 were $1,052, in line with the prior year period, as higher production costs were offset by higher gold sales. AISC per ounce sold in the fourth quarter were $1,741, up $331 per ounce or 23% from the prior year period, primarily due to higher production costs and higher sustaining capital expenditures, partially offset by higher gold sales. AISC per ounce sold for the full year 2022 were $1,508, up $227 or 18% from the prior year period, due to higher sustaining capital expenditures, primarily at Essakane.

Health and Safety

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and the principle of Zero Harm® in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. An IAMGOLD employee sadly lost his life in November in Burkina Faso as a result of injuries sustained in an off-site accident. A thorough investigation has been undertaken to implement improvements to prevent future recurrences and respect the Company's Zero Harm® principle. Côté Gold surpassed over 8.3 million hours with no lost time injuries to date. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.31 as of the end of 2022 (compared to 0.37 as of the end of 2021), tracking below the global annual target of 0.42, with an increasing trend since October 2022. The TRIFR (total recordable injuries frequency rate) was 0.76 as of the end of 2022 (compared to 0.76 as of the end of 2021), tracking above the global annual target of 0.73.

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Financial Results

Revenues from continuing operations of $207.2 million in the fourth quarter from sales of 126,000 ounces (115,000 ounces on an attributable basis) at an average realized gold price of $1,639 per ounce and $958.8 million for the year from sales of 555,000 ounces (506,000 ounces on an attributable basis) at an average realized gold price of $1,721 per ounce.

Net earnings (loss) and adjusted net loss per share attributable to equity holders1 of $(0.01) and $(0.02) for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $(0.12) and $(0.07) for the year ended December 31, 2022, respectively.

Net cash from operating activities was $12.3 million for the fourth quarter and $257.6 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles, was $36.2 million for the fourth quarter and $298.2 million for the year.

Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $57.8 million during the fourth quarter and $292.3 million for the year and adjusted EBITDA1 was $38.9 million for the fourth quarter and $313.4 million for the year.

Mine-site free cash flow1 from continuing operations was negative $21.9 million for the fourth quarter and positive $167.2 million for the year. Mine-site free cash flow from all operations was $0.2 million for the fourth quarter and $187.6 million for the year.

Net cash flow from operating activities for the fourth quarter of 2022 was $66.8 million and includes cash flow from operating activities of $12.3 million from continuing operations and $54.5 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $40.4 million from the same prior year period, primarily due to: lower cash earnings of $35.6 million and a net unfavourable change in non-cash working capital movements of $13.3 million, partially offset by net proceeds from the 2022 Prepay Arrangements of $10.3 million.  Net cash flow from operating activities for the year ended 2022 was $408.7 million and includes cash flow from operating activities of $257.6 million from continuing operations and $151.1 million from discontinued operations.

Net cash used in investing activities for the fourth quarter 2022 was $233.3 and included cash used in investing activities from continuing operations of $205.4 million and discontinued operations of $27.9 million. Compared with the fourth quarter 2021, net cash used in investing activities from the continuing operations decreased by $28.3 million, primarily due to a decrease in capital expenditures for property, plant and equipment of $13.4 million and proceeds from the disposal of bond fund investments and marketable securities of $13.3 million. Net cash used in investing activities for the year ended 2022 was $891.9 million and included cash used in investing activities from continuing operations of $761.2 million and discontinued operations of $130.7 million. Net cash used in investing activities from the continuing operations increases by $234.2 million when compared with the prior year, primarily due to an increase in capital expenditures for property, plant and equipment of $217.5 million mainly related to the Cóté Gold construction, an increase in restricted cash of $10 million as well as the increase in borrowing costs of $8.6 million, partially offset by proceeds from the disposal of marketable securities and bond fund investments of $38.0 million. The prior year's investing activities also included the proceeds of selling non-core royalties for $45.9 million.

Net cash from (used in) financing activities for the fourth quarter 2022 was $64.2 million and included cash from financing activities from continuing operations of $68.6 million and discontinued operations of ($4.4) million. Compared with the fourth quarter 2021, net cash from financing activities for the continuing operations increased by $66.1 million, primarily due to proceeds from the Credit Facility drawdowns of $75.0 million. Net cash from financing activities for the year ended 2022 was $404.0 million and included cash from financing activities from continuing operations of $420.9 million and discontinued operations of ($16.9) million. Net cash from financing activities for continuing operations increased by $443.7 million from the prior year, primarily due to proceeds received from the Credit Facility drawdowns of $455.0 million and the equipment loans of $6.0 million, partially offset by an increase in dividends paid to non-controlling interest of $13.4 million.

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Liquidity and Capital Resources

As at December 31, 2022, the Company had $407.8 million in cash and cash equivalents at its continuing operations and net debt of $605.6 million. Approximately $26.6 million was available under the Company's secured revolving credit facility ("Credit Facility") resulting in liquidity1 at December 31, 2022, of approximately $434 million. At December 31, 2022, assets held for sale included cash and cash equivalents of $40.8 million of which $38.5 million was held at Rosebel, resulting in total cash and cash equivalents of $448.6 million. On the closing of the Rosebel sales transaction, the Company received $15 million of the January 31, 2023 Rosebel cash balance of $39.8 million and will receive the remaining balance by the end of March 2023. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $56.3 million.

The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures. During the third quarter, the Côté Gold UJV amended this requirement to two months from three months. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. As at December 31, 2022, $236.4 million of cash and cash equivalents was held by Côté Gold and Essakane. The cash at Côté will be used for expenditures of Côté Gold and excess cash at Essakane is repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. The Company funded its portion of the Côté Gold UJV funding in 2022 with available cash balances, cash generated from its operations and drawdowns on the Credit Facility.

The following table summarizes the Company's outstanding long-term debt:

	Dec 31	Dec 31	Dec 31
($ millions)[1]	2022	2021	2020
Credit Facility	$455.0	$-	$-
5.75% senior notes	447.6	445.7	438.6
Equipment loans	16.1	18.7	28.0
	$918.7	$464.4	$466.6
  Long-term debt does not include leases in place at continuing operations of $73.8 million as at December 31, 2022 (December 31, 2021 - $11.4 million, December 31, 2020 - $10.3 million).

Credit Facility

The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended including in February 2021, to primarily extend the maturity date from January 31, 2023, to January 31, 2025, for $490 million of the available credit. During the year ended December 31, 2022, the Company drew down $455 million on the Credit Facility.  As at December 31, 2022, the Company had letters of credit in the amount of $18.4 million issued under the Credit Facility to guarantee certain environmental indemnities and $26.6 million was available under the Credit Facility. Subsequent to the year ended December 31, 2022, the Company issued a letter of credit totaling $10.8 million under the Credit Facility to guarantee certain environmental indemnities. The Company repaid $9.1 million on the Credit Facility on January 31, 2023 as the available credit reduced to $490 million.

The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding the Côté Gold project with certain exceptions. The Company entered into a further amendment to obtain consent for the amendment to the Amended UJV agreement as part of the funding agreement with SMM. Subsequent to December 31, 2022, the Company obtained consent for the sale of the Bambouk assets.

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OUTLOOK

Liquidity Outlook

The remaining attributable funding required by the Company to the Côté Gold UJV to complete the construction of the Côté Gold Project is estimated to be between $800 and $875 million from January 1, 2023. SMM will be funding up to $340 million of this amount on behalf of the Company as per the funding agreement entered into with SMM on December 19, 2022 (see "Côté Gold Project"), requiring the Company to fund approximately $460 to $535 million during 2023.

The transaction with Zijin Mining Group Co. Ltd. to sell the Company's interests in the Rosebel mine closed on January 31, 2023, and the Company received total cash consideration of $371.5 million on January 31, 2023, with estimated additional proceeds of $24.8 million expected to be received by the end of March 2023, subject to closing working capital adjustments. The Company is expecting to close the transaction for the sale of its interests in the Bambouk assets during the second and third quarters of 2023 for pre-tax cash consideration of $282 million.

Based on strategic transactions executed in the fourth quarter of 2022, the information currently available and prevailing market conditions, which impact project expenditures and operating cash flows, the Company believes it has met the remaining funding requirements to complete construction of the Côté Gold Project based on the current estimated cost and schedule and does not expect that it will require additional liquidity in 2023. The Company continues to advance additional financing initiatives to strengthen its balance sheet, improve its liquidity and reduce amounts drawn under its credit facility, and in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Caution Regarding Forward-Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Operating Performance Outlook

	Actual 2022	Full Year Guidance 2023[1]
Essakane (000s oz)	432	340 - 380
Westwood (000s oz)	67	70 - 90
Total attributable production (000s oz)[2]	499	410 - 470
Cost of sales[2] ($/oz sold)	$1,041	$1,125 - $1,175
Cash costs2.3 ($/oz sold)	$1,052	$1,125 - $1,175
AISC[2,3] ($/oz sold)	$1,508	$1,625 - $1,700
Depreciation expense ($ millions)	$240.5	$245 - $255
Income taxes[4] paid ($ millions)	$67.5	$70 - $80

  The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.00 and average crude oil price of $91 per barrel.
  Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively. Westwood production includes approximately 10,000 to 15,000 ounces of production from the Fayolle property in the second half of 2023.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "West Africa - Bambouk assets" for additional details.

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Production Outlook

Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces.

Essakane attributable gold production is expected to be in the range of 340,000 to 380,000 ounces as grades are expected to return closer to reserve grades. Production in the first half of the year is expected to be lower as mining will prioritize stripping activities in order to provide access to two new ore phases in the second half of the year and into 2024. Mill feed during the first half of the year will be supplemented with stockpiled ore that has lower grades to sustain throughput rates.

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year benefiting from the continued advancement of underground mining activities into higher grade zones with supplementation from available surface deposits as required. Production from the Fayolle property is expected to commence in the second half of 2023.

Costs Outlook

Cash costs¹ are expected to be between $1,125 and $1,175 per ounce sold. The increase in cash costs per ounce sold compared to that from continuing operations in 2022 is due to an expected return closer to reserve grades at Essakane as well as a continuation of the escalated pricing levels of certain consumables as experienced during the second half of 2022. While pricing for the main consumables including cyanide, lime and grinding media are expected to remain in line with the levels of second half of 2022, certain consumable pricing such as activated carbon, explosives and fuel products are expected to remain under pricing pressure in 2023 reflecting continued imbalances in global supply and demand.

AISC is expected to be in the range of $1,625 to $1,700 per ounce sold. The increase in AISC per ounce sold in 2023 as compared to that from continuing operations in 2022 is due to the same reasons as cash costs per ounce sold as well as the higher per ounce contribution of corporate costs as a result of the sale of the Company's interest in the Rosebel gold mine.

Cash costs and AISC per ounce sold in the first half of 2023 is expected to be at or above the high end of the annual guidance range due to lower gold production, and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year. The Company notes that continued external cost pressures may result in an increase in costs and capital expenditures.

Capital Expenditures1

Sustaining capital expenditures¹ for 2023 are expected to be approximately $195 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood. Expansion capital expenditures¹ for 2023 are expected to be approximately $805 to $880 million with Côté Gold expenditures, on an incurred basis, expected to be approximately $800 to $875 million, based on IAMGOLD's 70% current ownership (see also "Côté Gold Project"). Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

	Actual 2022			Full Year Guidance 2023
($ millions)	Sustaining[2]	Expansion	Total	Sustaining[2]	Expansion	Total
Essakane (±5%)	$158.8	$3.8	$162.6	$150	$5	$155
Westwood (±5%)	30.3	4.8	35.1	45	-	45
	189.1	8.6	197.7	195	5	200
Côté Gold	-	531.7	531.7	-	800 - 875	800 - 875
Corporate	1.3	-	1.3	-	-	-
Total[3,4,5,6]	$190.4	$540.3	$730.7	$195	$805 - 880	$1,000 - 1,075
  100% basis, unless otherwise stated.
  Sustaining capital includes capitalized stripping of (i) $30.2 million for Essakane in Q4 2022 (ii) $95.9 million for Essakane in 2022 and (iii) $90 million for Essakane for the full year guidance. See "Outlook" sections below.
  Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
  Capitalized borrowing costs are not included.
  See "Costs Outlook" section above.
  The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

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Exploration Outlook

Exploration expenditures for 2023 are expected to be approximately $18 million, including $3.0 million on the Gosselin resource drill program, as well as other near-mine and greenfield programs.

	Actual 2022			Full Year Guidance 2023[2]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$25.1	$25.1	$-	13	13
Exploration projects - brownfield[1]	8.1	4.4	12.5	3	2	5
	$8.1	$29.5	$37.6	3	15	18
  Of the $8.1 million of capitalized and $4.4 million of expensed brownfield expenditures, $2.7 million and $3.2 million respectively relates assets held for sale. Full year 2023 guidance on brownfield exploration expenditures has also been included in the capital expenditure guidance table. See "Capital Expenditure".
  The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

Page | 10 of 32

OPERATIONS - CONTINUING

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined (000s t)	1,691	4,113	12,585	16,015	15,762
Waste mined (000s t)	8,795	10,903	37,100	44,405	39,479
Material mined (000s t) - total	10,486	15,016	49,685	60,420	55,241
Strip ratio[2]	5.2	2.7	2.9	2.8	2.5
Ore milled (000s t)	2,788	3,292	11,632	12,948	12,439
Head grade (g/t)	1.35	1.13	1.44	1.31	1.18
Recovery (%)	89	91	89	84	86
Gold production (000s oz) - 100%	108	108	480	457	404
Gold production (000s oz) - attributable 90%	98	98	432	412	364
Gold sales (000s oz) - 100%	108	102	489	453	399
Average realized gold price[3] ($/oz)	$1,702	$1,794	$1,804	$1,794	$1,791
Financial Results ($ millions)[1]
Revenues[4]	$184.1	$184.2	$883.3	$813.9	$715.0
Operating costs	(103.2)	(84.3)	(395.7)	(387.6)	(364.5)
Royalties	(9.5)	(9.2)	(43.8)	(40.7)	(36.8)
Cash costs[3]	$(112.7)	$(93.5)	$(439.5)	$(428.3)	$(401.3)
Other mine costs[5]	9.3	(43.1)	8.3	(43.8)	(6.7)
Cost of sales[4]	$(103.4)	$(136.6)	$(431.2)	$(472.1)	$(408.0)
Sustaining capital expenditures[3,6]	(42.4)	(22.9)	(158.8)	(51.2)	(37.3)
Other costs and adjustments[7]	(11.4)	41.6	(13.2)	36.7	7.6
AISC[3]	$(157.2)	$(117.9)	$(603.2)	$(486.6)	$(437.7)
Expansion capital expenditures[3,8]	$(1.3)	$(24.1)	$(3.8)	$(84.4)	$(76.4)
Performance Measures[9]
Cost of sales excluding depreciation[10] ($/oz sold)	$958	$1,333	$882	$1,042	$1,023
Cash costs[3] ($/oz sold)	$1,043	$912	$899	$945	$1,007
AISC[3] ($/oz sold)	$1,456	$1,150	$1,234	$1,074	$1,098
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 36 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Other mine costs include the NRV adjustments of long-term portions of ore stockpiles and excludes by-product credits.
  Includes sustaining capitalized stripping for the fourth quarter 2022 of $30.2 million (fourth quarter 2021 - $6.7 million) and 2022 of $95.9 million (2021 - $7.7 million).
  Other costs and adjustments include NRV adjustments of long-term portions of ore stockpiles, sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs, partially offset by by-product credits.
  Includes expansion capitalized stripping for the fourth quarter 2022 of $nil (fourth quarter 2021 - $21.1 million) and 2022 of $nil (2021 - $65.0 million).
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-up of $9.6 for the fourth quarter 2022 (fourth quarter 2021 - $45.2 million write-down) and write-up of $9.6 million for 2022 (2021 - $45.2 million write-down; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of ($89) per ounce (fourth quarter 2021 - $441 per ounce sold) and ($20) per ounce sold for 2022 (2021 - $100 per ounce sold; 2020 - $nil per ounce sold).

Annual attributable gold production for Essakane was a record 432,000 ounces (480,000 ounces on a 100% basis), exceeding the upper end of the updated guidance range of 410,000 to 430,000 ounces, as the mine benefited from higher than expected grades in the year. Attributable gold production in the fourth quarter was 98,000 ounces, in line with the same prior year period.

Mining activity of 10.5 million tonnes in the fourth quarter was 30% lower than the same prior year period, resulting in mining activity of 49.7 million tonnes for the year, an 18% decrease from the prior year. Mining activities were lower as a result of supply chain constraints related to the deteriorating security environment in the country and region while ensuring necessary stripping activities were achieved to secure access to ore planned for mining in 2023.

Page | 11 of 32

Mill throughput in the fourth quarter was 2.8 million tonnes at an average head grade of 1.35 g/t, 15% lower than the same prior year period. On an annual basis, mill throughput was 11.6 million tonnes at an average grade of 1.44 g/t, with volumes 10% lower than the prior year. The decline during the quarter and year is primarily due to higher proportions of hard rock being milled, as well as lower plant availability due to planned maintenance and supply chain constraints. The processing plant achieved recoveries of 89% in the fourth quarter and for the year, with improvements year over year as a result of higher head grades, improved ore blending practices and gravity recovery circuit improvements helping to offset higher graphite and sulphur content.

Production costs were higher in the second half of the year due to inflation mainly impacting certain consumables, energy and fuel input costs and the impact of in country supply chain challenges described below.

Cost of sales, excluding depreciation, in the fourth quarter 2022 of $103.4 million was lower by $33.2 million or 24% from the period prior, due to a NRV write-down of $45.2 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales (excluding depreciation) per ounce sold in the quarter of $958 was lower by $375 per ounce or 28% from the period prior, primarily due to lower cost of sales and higher gold sales. For the year ended 2022, cost of sales, excluding depreciation, of $431.2 million was lower by $40.9 million or 9% from the prior period, due to a NRV write-down of $45.2 million recorded in the prior year, offset by an increase in production costs. Cost of sales per ounce sold in 2022, excluding depreciation, of $882 per ounce sold, was lower by $160 or 15%, primarily due to lower cost of sales and higher gold sales

Cash costs per ounce sold for the fourth quarter of $1,043 were higher by $131 or 14% from the prior period, due to higher production costs, partially offset by higher gold sales. Cash costs per ounce sold for the full year 2022 of $899 were lower by $46 or 5% than the year prior, primarily due to higher gold sales, partially offset by higher cash costs. AISC per ounce sold for the fourth quarter of $1,456 was higher by $306 or 27% from the prior year period, due to higher sustaining capital expenditures and higher cash costs, partially offset by higher gold sales. AISC per ounce sold for the full year 2022 of $1,234 was higher by $160 or 15% than the year prior, primarily due to higher sustaining capital expenditures and cash costs, partially offset by higher gold sales.

Total capitalized stripping in the fourth quarter of $30.2 million was higher by $2.4 million or 9% from the prior year period due to higher mining costs, partially offset by lower volumes of stripping activities as described above. Total capitalized stripping for the full year 2022 of $95.9 million was higher by $23.2 million or 32% due to higher mining costs, partially offset by lower volumes of stripping activities as described above.

Sustaining capital expenditures, excluding capitalized stripping, in the fourth quarter totaled $12.2 million. Expansion capital expenditures in the fourth quarter totaled $1.3 million. Sustaining capital expenditures, excluding capitalized stripping, for the full year 2022 of $62.9 million included mobile and mill equipment of $18.8 million, capital spares of $16.9 million, tailings management of $8.0 million, airstrip extension of $5.5 million, and other sustaining projects of $13.7 million. Expansion capital expenditures, of $3.8 million for 2022 included capital projects associated with community village resettlement and tailings management plant upgrade.

The Company completed a study to assess the viability of the Essakane heap leach project for processing alternatives of the estimated 23 million tonnes of low grade stockpiled material at site. During the study, positive grade reconciliations were observed from the processing of the low grade stockpiled ore through the existing mill. The test results suggested that approximately 9.8 million tonnes of this stockpiled ore can be processed through the CIL circuit economically and as a result the Company will not be pursuing the heap leach project. The company is planning to announce the results of the study in an updated NI 43-101 compliant technical report in the first half of 2023.

The security situation in Burkina Faso continued to deteriorate in 2022, with terrorist related incidents occurring in the country. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to make investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain and continued escalation could have a material and negative impact on future operating performance.

Page | 12 of 32

Outlook

Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces, with mined grades expected to be more in line with reserve grades. Production is expected to be stronger in the second half of the year as the mine sequences through necessary stripping activities in the first half of the year in order to expand access to ore zones in the second half of the year and 2024. Ore production from mining will be supplemented with stockpiled ore in the first half of the year to sustain the mill feed.

Cash costs and AISC per ounce sold are expected to increase in 2023 reflecting lower production levels as the expected head grade returns closer to reserve grade levels with operating cost pressures expected to persist. Capital expenditures are expected to be approximately $155 million, compared to $136 million in 2022, primarily consisting of capitalized waste in order to secure the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

Westwood Mine (IAMGOLD interest - 100%) | Quebec, Canada

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Underground lateral development (metres)	1,297	397	4,303	946	5,167
Ore mined (000s t) - underground	64	61	241	106	370
Ore mined (000s t) - other sources	216	229	836	919	558
Ore mined (000s t) - total	280	290	1,077	1,025	928
Ore milled (000s t)	300	254	1,118	965	932
Head grade (g/t) - underground	4.69	4.60	5.42	4.46	5.44
Head grade (g/t) - other sources	1.22	0.96	1.05	0.85	1.10
Head grade (g/t) - total	1.94	1.83	1.99	1.24	2.83
Recovery (%)	93	90	93	92	94
Gold production (000s oz) - 100%	18	13	67	35	79
Gold sales (000s oz) - 100%	18	12	66	34	81
Average realized gold price[1] ($/oz)	$1,718	$1,788	$1,788	$1,789	$1,771
Financial Results ($ millions)
Revenues[2]	$31.3	$22.2	$120.6	$61.6	$146.2
Cash costs[1]	$(39.8)	$(28.8)	$(137.5)	$(76.6)	$(92.0)
Other mine costs[3]	(0.3)	(0.1)	(1.7)	(0.4)	(3.6)
Cost of sales[2]	$(40.1)	$(28.9)	$(139.2)	$(77.0)	$(95.6)
Sustaining capital expenditures[1]	(7.8)	(5.1)	(30.3)	(11.4)	(11.7)
Other costs and adjustments[4]	0.4	(0.3)	(1.3)	(0.5)	2.6
AISC[1]	$(47.5)	$(34.3)	$(170.8)	$(88.9)	$(104.7)
Expansion capital expenditures[1]	$(2.1)	$(0.3)	$(4.8)	$(2.9)	$(9.5)
Performance Measures[5]
Cost of sales excluding depreciation[6] ($/oz sold)	$2,230	$2,335	$2,093	$2,252	$1,175
Cash costs[1] ($/oz sold)	$2,210	$2,325	$2,068	$2,240	$1,130
AISC[1] ($/oz sold)	$2,639	$2,775	$2,568	$2,600	$1,286
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Other mine costs exclude by-product credits.
  Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $2.3 million for the fourth quarter 2022 (fourth quarter 2021 - $2.1 million) and $8.4 million for 2022 (2021 - $9.9 million, 2020 - $nil), which had an impact on cost of sales, excluding depreciation, per ounce sold of $125 for the fourth quarter 2022 (fourth quarter 2021 - $165) and $126 for 2022 (2021 - $289; 2020 - $nil).

Page | 13 of 32

Annual production for Westwood was 67,000 ounces, within the revised guidance range of 65,000 to 75,000 ounces and a 91% increase from the prior year. Gold production in the fourth quarter was 18,000 ounces, higher by 5,000 ounces or 38% compared to the same prior year period. Higher production is due to higher volumes and grade of ore produced from the underground mine as well as higher grade ore mined from the Grand Duc open pit.

Mining activity of 280,000 tonnes in the fourth quarter was in line with the same prior year period. Mining activity for the year was 1,077,000 tonnes, a 5% increase from the prior year due to higher volumes of ore produced from the underground mine, partially offset by lower ore production from the Grand Duc open pit. Underground production increased as the underground mine was on care and maintenance for the majority of the first half of 2021.

Underground development in the fourth quarter experienced the highest development rate of the year, with 1,297 metres of lateral development completed, triple that of the same prior year period, resulting in full-year lateral development of 4,303 metres. This successful ramp-up in development activity has secured multiple ore faces at different levels in the mine, providing increased operational flexibility to exploit multiple stope sequences simultaneously to support the 2023 production plan.

Mill throughput of 300,000 tonnes in the fourth quarter at an average underground and open pit head grade of 1.94 g/t was 18% higher, compared to the same prior year period. Mill throughput for the year was 1,118,000 tonnes at an average grade of 1.99 g/t, a 16% increase from the prior year. The increase in mill throughput is due to improved availability resulting from the successful execution of mill maintenance strategies as well as the management of highly abrasive material from Grand Duc.

The collective bargaining agreement with the Westwood union was renewed in December.

Mining costs were higher in 2022 as an increased proportion of ore production was sourced from the underground mine at higher unit costs, reflecting the gradual ramp up of production after resuming underground operations in June 2021.

Cost of sales, excluding depreciation, in the fourth quarter 2022 of $40.1 million was higher by $11.2 million or 39% than the prior year period, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, in the fourth quarter of $2,230, was lower by $105 or 4%, primarily due to higher gold sales, partially offset by higher mining costs. For the year ended 2022, cost of sales, excluding depreciation, of $139.2 million was higher by $62.2 million or 81% than the prior year, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, for the full year 2022 of $2,093, was lower by $159 or 7%, primarily due to higher gold sales, partially offset by higher mining costs.

Cash costs per ounce sold of $2,210 in the fourth quarter were lower by $115 or 5%, primarily due to higher gold sales, partially offset by higher mining costs. AISC per ounce sold of $2,639 in the fourth quarter was lower by $136 or 5% primarily due to higher gold sales, partially offset by higher cash costs and sustaining capital expenditures. For the year ended 2022, cash costs per ounce sold of $2,068 were lower by $172 or 8% than the year prior, primarily due to higher gold sales, partially offset by higher mining costs. AISC per ounce sold for the year ended 2022 of $2,568 was lower by $32 or 1%, due to higher gold sales, offset by higher cash costs and sustaining capital.

Sustaining and expansion capital expenditures in the fourth quarter totaled $7.8 million and $2.1 million, respectively. Sustaining capital expenditures of $30.3 million for the full year 2022 included underground development and diamond drilling of $24.4 million and other sustaining projects of $5.9 million. Expansion capital expenditures of $4.8 million for the full year 2022 primarily related to advancing Fayolle property activities and supporting the expansion of the Grand Duc open pit.

Outlook

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year, benefiting from the continued advancement of underground development providing access to higher grade zones in the second half of the year. Mill feed will continue to be supplemented from available surface deposits. The 2023 production guidance continues to incorporate supplemental mill feed from satellite deposits, including ore feed from the Fayolle property in the second half of the year.

Page | 14 of 32

Capital expenditures are expected to be approximately $45 million of sustaining capital, compared to $35.1 million in 2022, primarily consisting of $20 million in underground development, $10 million for the renewal of the mobile fleet and fixed equipment, $7.5 million for repairs to the Westwood mill, and $7.5 million on other capital projects. This guidance assumes that underground development rates will continue at a pace consistent with the fourth quarter 2022.

Fayolle Property

The Company is progressing the development of the satellite Fayolle deposit located approximately 30 kilometres northwest of the Westwood complex to provide supplemental feed during the second half of the year. Detailed engineering, permitting, and environmental studies are ongoing with the Ministry of the Environment and a closure plan filed has been approved by the Ministry of Natural Resources in December 2022 in support of the environmental permit required before a mining lease can be issued. It is estimated that the mining lease will be issued during the first half of the year with mining starting in the second half of the year.

OPERATIONS - DISCONTINUED

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in Rosebel Gold Mines N.V. ("Rosebel" or "Rosebel Gold Mines"). The transaction closed on January 31, 2023, and the Company received proceeds of $371.5 million, consisting of sales proceeds of $360.0 million, plus $15.0 million of the cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023, being the balance of the cash held by Rosebel on January 31, 2023, subject to final working capital adjustments. In addition, Zijin assumed the outstanding lease balances of approximately $39.5 million and the intercompany loans on closing.

Rosebel Mine (IAMGOLD interest - 95%)1 | Suriname

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined[2] (000s t)	1,723	2,194	6,172	5,975	7,032
Waste mined[2] (000s t)	11,384	11,594	48,823	37,163	35,348
Material mined[2] (000s t) - total	13,107	13,788	54,995	43,138	42,380
Strip ratio[2,3]	6.6	5.3	7.9	6.2	5.0
Ore milled (000s t) - Rosebel	1,457	1,461	5,723	6,232	7,973
Ore milled[2] (000s t) - Saramacca	598	988	2,665	3,655	2,347
Ore milled[2] (000s t) - total	2,055	2,449	8,388	9,887	10,320
Head grade[2,4] (g/t)	1.29	0.78	1.00	0.70	0.82
Recovery[2] (%)	96	86	94	85	91
Gold production[2] (000s oz) - 100%	82	53	252	188	245
Gold production[1] (000s oz) - owner operator	73	44	225	162	221
Gold production (000s oz) - attributable 95%	69	42	214	154	210
Gold sales[1] (000s oz) - owner operator	71	50	226	156	216
Average realized gold price[5] ($/oz)	$1,725	$1,795	$1,793	$1,777	$1,757
Financial Results ($ millions)[1]
Revenues[8]	$122.9	$88.2	$405.2	$276.2	$380.5
Operating costs	(69.3)	(68.9)	(253.9)	(220.1)	(206.2)
Royalties	(7.8)	(5.4)	(26.8)	(19.9)	(22.4)
Cash costs[5,6]	$(77.1)	$(74.3)	$(280.7)	$(240.0)	$(228.6)
Other mine costs[7]	(0.2)	(20.1)	(6.1)	(20.1)	(2.5)
Cost of sales[8]	$(77.3)	$(94.4)	$(286.8)	$(260.1)	$(231.1)
Sustaining capital expenditures[5,9]	(30.2)	(13.3)	(105.2)	(42.2)	(29.3)
Other costs and adjustments[10]	(3.2)	18.1	(4.1)	13.5	(4.4)
AISC[5]	$(110.7)	$(89.6)	$(396.1)	$(288.8)	$(264.8)
Expansion capital expenditures[5,11]	$(2.2)	$(17.1)	$(25.6)	$(56.4)	$(38.5)
Performance Measures[12]
Cost of sales excluding depreciation[13] ($/oz sold)	$1,085	$1,922	$1,269	$1,674	$1,068
Cash costs[5] ($/oz sold)	$1,083	$1,514	$1,243	$1,545	$1,056
AISC[5] ($/oz sold)	$1,554	$1,824	$1,753	$1,859	$1,224

Page | 15 of 32

  Rosebel at 100% and Saramacca at 70%, as included in the consolidated financial statements, unless otherwise stated.
  Includes Saramacca at 100%.
  Strip ratio is calculated as waste mined divided by ore mined.
  Includes head grade for the fourth quarter 2022 related to the Rosebel concession of 1.15 g/t and the Saramacca concession of 1.65 g/t (fourth quarter 2021 - 0.70 g/t and 0.91 g/t respectively).
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Cash costs include by-product credits.
  Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter 2022 of $nil (fourth quarter 2021 - $20.0 million) and the exclusion of by-product credits.
  As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Includes sustaining capitalized stripping for the fourth quarter 2022 of $14.7 million (fourth quarter 2021 - $nil) and 2022 of $50.1 million (2021 - $nil; 2020 - $nil).
  Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
  Includes expansion capitalized stripping for the fourth quarter 2022 of $1.0 million (fourth quarter 2021 - $10.3 million) and 2022 of $19.6 million (2021 - $33.6 million; 2020 - $14.9 million).
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2022 (fourth quarter 2021 - $23.1 million) and $5.8 million for 2022 (2021 - $38.2 million; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of $nil (fourth quarter 2021 - $469 per ounce sold) and $26 per ounce sold for 2022 (2021 - $246 per ounce sold; 2020 - $nil per ounce sold).

Annual attributable gold production for Rosebel was 214,000 ounces, exceeding the upper end of the updated guidance range of 175,000 to 200,000 ounces and 39% higher than the prior year. Gold production in the fourth quarter was 69,000 ounces, 64% higher than the same prior year period. Higher production was due to improved recovery as a result of mill upgrades and higher head grades, partially offset by lower throughput.

Material mined of 13.1 million tonnes in the fourth quarter was 5% lower compared to the same prior year period due to a higher proportion of material mined from Saramacca, resulting in longer hauling distances, in addition to weather delays and soft floor conditions.

Mill throughput of 2.1 million tonnes in the fourth quarter at an average head grade of 1.29 g/t was 16% lower compared to the same prior year period, due to higher proportions of hard rock milled. Rosebel contributed 57% of the ore at an average head grade of 1.25 g/t, Saramacca contributed 27% at an average head grade of 1.72 g/t and the remaining 16% was sourced from ore stockpiles with an average head grade of 0.75 g/t. Mill recovery of 96% for the fourth quarter was higher than same prior year period, due to the improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

Cost of sales, excluding depreciation, in the fourth quarter 2022 of $77.3 million was lower by $17.1 million or 18% than the prior year period, due to a NRV write down of $23.1 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales per ounce sold, excluding depreciation, in the fourth quarter 2022 of $1,085 per ounce sold was lower by $837 or 44%, due to the higher gold sales and lower cost of sales. For the full year 2022, cost of sales, excluding depreciation, of $286.8 million, was higher by $26.7 million or 10% than the year prior, primarily due to higher production costs, partially offset by a NRV write down of $38.2 million recorded in 2021. Cost of sales per ounce sold, excluding depreciation, for the full year 2022 of $1,269 was lower by $405 or 24%, primarily due to higher gold sales, partially offset by higher cost of sales.

Cash costs of $1,083 per ounce sold in the fourth quarter 2022 were lower by $431 or 28% than the prior year period, primarily due to higher gold sales, partially offset by higher production costs.              AISC per ounce sold in the fourth quarter 2022 of $1,554 was lower by $270 or 15% due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs. For the year ended 2022, cash costs per ounce sold of $1,243 were lower by $302 or 20%, primarily due to higher gold sales, partially offset by higher production costs. AISC per ounce sold for the full year 2022 of $1,753 was lower $106 or 6%, primarily due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs.

Total capitalized stripping in the fourth quarter of $15.7 million was higher by $5.4 million or 52% than the prior year period, due to higher mining costs and volumes of waste stripping. Total capitalized stripping for the full year ended 2022 of $69.7 million was higher by $36.1 million or 107% due to higher volumes of waste stripping.

Sustaining capital expenditures, excluding capitalized stripping, and expansion capital expenditures totaled $15.5 million and $1.2 million, respectively in the fourth quarter. For the full year 2022, sustaining capital expenditures, excluding capitalized stripping of $55.1 million included capital spares of $22.0 million, mill equipment of $7.0 million, mobile equipment of $5.3 million, tailings management of $5.0 million, Saramacca pit development of $3.7 million, water management of $2.9 million and other sustaining projects of $9.2 million. Expansion capital expenditures, excluding capitalized stripping, for the full year 2022 totaled $6.0 million primarily attributed to the Saramacca development project.

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PROJECTS

Côté Gold Project (IAMGOLD interest - 64.75%) | Ontario, Canada

As of December 31, 2022, overall, the project was estimated to be approximately 73% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety	The project has surpassed 8.3 million hours of no lost time injuries. COVID-19 impacts have been limited but remain closely monitored and controlled on a case-by-case basis.
Labour and workforce

Current workforce on site is exceeding 1,500 workers and is at peak capacity levels. Work continued during December holidays and camp returned to full capacity in early January 2023. The project team is looking to increase the camp capacity by 200 beds in Q2 to support project activities.

Earthworks activities

Earthworks activities advanced with a focus on the tailing management facility ("TMF") dams, preparing haul roads for autonomous deployment and overburden removal.

  Water Realignment Channel 2 is now complete. Work has progressed on East Seepage collection Pond Dam, TMF West Dam and haul roads construction (HR4 and HR5).
  TMF East Starter Dam work is progressing including the liner and plinth installation.  The focus is now to raise the East starter dam to a certain elevation to accumulate water during spring freshet.

Processing plant

Processing plant civil works is mostly finished with a few remaining concrete pours for the primary crusher area. Structural steel work in the HPGR and Secondary crushing area is well underway with the main structure and overhead crane to be installed in the first months of 2023. Installation of the leach tank is nearly complete. The bridge structure for both thickeners was also installed, and all of the major equipment has been installed in the coarse ore area.

Structural, mechanical and piping work activities in the processing plant are also underway, with ball mill and vertimill installations ongoing. Structural steel and piping work are also progressing and work on the CIP tank has started. The electrical installation contractor has mobilized with work starting on cable tray installation.

Infrastructure

The overhead power line has been completed, with the connection to the provincial Hydro grid and the main electrical substation progressing. The communications tower network for the autonomous haulage and drilling systems has progressed with 12 towers in operation and is scheduled to be completed in Q1 2023.

The truck shop foundation and structural steel erection is complete and work has started inside the building. Interior work is ongoing within the assay lab facility.

Installation of underground services has progressed significantly and critical work was completed in January 2023.

Procurement

Heavy mobile equipment continues to arrive on site with thirteen CAT 793F haul trucks, two 994 loaders and four D10 dozers having been delivered by the end of December.

The majority of equipment has been delivered with the remaining delivery progressing on schedule.

Permitting and sustainability

All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.

Community consultation and the implementation of the impact benefit agreements with indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.  Planning around transition to operations is well underway.

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Operational readiness

Operational readiness has been advanced in multiple areas with a continued focus on organizational design and the hiring strategy selection and implementation of technology, standardization of mine and mill and site maintenance processes and systems. Spare parts for equipment are being purchased and contracts for key consumables are being advanced.

Autonomous hauling in support of mining activities began in January following quarter-end. Training documentation for autonomous haul trucks was completed in the quarter and is being refined based on implementation. Two groups of autonomous control room operators completed their onboarding and training. Operations personnel moved into the operations office facility and the mine control room has been fully commissioned. Training in live environment with loaders, haul trucks and dozer took place towards the end of the quarter. In early December the first drilling with the Côté owned and operated Epiroc D65 began with the first blast of a drilled pattern achieved prior to the end of the year.

Funding Transaction with Sumitomo

On December 19, 2022, the Company announced that it had reached an agreement to amend the Côté Gold UJV. Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests pursuant to the terms of the Amended JVA (the "Repurchase Option") to return to its full 70% interest in the Côté Gold Project. IAMGOLD will pay a repurchase option fee to SMM equal to the three month SOFR plus 4%, and IAMGOLD shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold Project. The Company may exercise the Repurchase option through the payment of the aggregate amounts advanced by Sumitomo up to the achievement of commercial production, subject to certain adjustments relating to the period between initial gold production and commercial production. The Repurchase Option fee accrued during 2023 will be payable when the Company repurchases its interest and the fee accrued from January 1, 2024, onwards will be paid in cash on a quarterly basis.

The amendment to the Côté Gold UJV also includes changes to governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained.

Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold Project, as calculated by the Company, being diluted by 5.0% to 65.0%.

Project Expenditures

The Company incurred $185.6 million (at an average recorded USDCAD exchange rate of 1.39) in the fourth quarter 2022 and $631.9 million for the full year 2022. Since commencement of construction IAMGOLD has incurred approximately $1.2 billion. The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. The Company's attributable funding requirement is net of equipment lease funding of $58 million for 2023 and working capital adjustments. It is expected that Sumitomo will fund approximately $340 million of the 2023 expenditure as per the Amended JVA, requiring IAMGOLD to fund the remaining $460 to $535 million during 2023.

Page | 18 of 32

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 17,000 metres of diamond drilling was completed in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor.

On January 27, 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource and, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022). On February 2, 2023, the Company announced assay results from its 2022 diamond drilling program demonstrating further the expansion potential of Gosselin at depth and to the south of the current resource boundary (see news release dated February 2, 2023).

In 2023, additional infill and delineation diamond drilling is planned to expand and increase the confidence of the existing resource. In addition, various technical studies are planned, including a metallurgical testing sampling program, the establishment of the environmental baseline and mining optimization studies for the inclusion of Gosselin resources into the Côté Gold life-of-mine plans.

Nelligan Gold Project (IAMGOLD interest - 75%) | Chibougamau District, Quebec, Canada

The Nelligan Gold project is located approximately 40 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 4,700 metres of diamond drilling was completed in 2022 to support the completion of an updated resource estimate.

Page | 19 of 32

The Company reported an updated Mineral Resource Estimate (on a 100% basis) of 72.2 million tonnes of Indicated Mineral Resources averaging 0.85 g/t Au for 1.97 million ounces of gold, and 114.1 million tonnes of Inferred Mineral Resources averaging 0.88 g/t Au for 3.24 million ounces of gold (see news release dated January 12, 2023).

End Notes (excluding tables)

1  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 35 to 42 of the Company's Q4 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2  DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three and twelve months ended December 31, 2022, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

CONFERENCE CALL

A conference call will be held on Friday, February 17, 2023 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's fourth quarter and year end 2022 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2022q4.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 9791.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

Page | 20 of 32

NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in this news release which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

Further details on these non-GAAP financial measures are included on pages 35 to 42 of the Company's Q4 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reconciliation to the amounts presented in the consolidated financial statements, are included below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021
Revenues	$207.2	$206.4	$958.8	$875.5
By-product credits and other revenues	(0.6)	(0.4)	(2.9)	(1.3)
Gold revenues	$206.6	$206.0	$955.9	$874.2
Sales (000s oz) - 100%	126	114	555	487
Average realized gold price per ounce[1,2,3] ($/oz)	$1,639	$1,794	$1,721	$1,793

1 Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3 Average realized gold price per ounce sold includes 37,500 ounces (150,000 ounces for the year) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Page | 21 of 32

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021
Cost of sales	$187.2	$249.1	$810.9	$813.3
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1
Adjust for:
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)
Other mining costs	(0.5)	(0.3)	(2.8)	(1.3)
Revised estimate for the water tax settlement	-	-	-	-
Cost attributed to non-controlling interests[2]	(11.3)	(9.3)	(44.0)	(42.8)
Cash costs - attributable	$141.2	$113.0	$533.1	$462.1
Total gold sales (000 oz) - attributable	115	105	506	442
Cash costs[4] ($/oz sold) - attributable	$1,226	$1,079	$1,052	$1,045
Cash costs Rosebel - attributable	$73.2	$70.6	$266.6	$228.0
Gold sales Rosebel (000 oz) - attributable	68	47	215	148
Total cash costs[4] all operations - attributable	$214.4	$183.6	$799.7	$690.1
Total gold sales[3] all operations (000 oz) - attributable	183	152	721	590
Cash costs[4] all operations ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170

1 As per note 36 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4 Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021
Cost of sales	$187.2	$249.1	$810.9	$813.3
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1
Adjust for:
Sustaining capital expenditures[1]	50.6	28.1	190.4	63.2
Corporate general and administrative costs[2]	11.0	6.8	48.3	38.2
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)
Other costs[3]	1.6	1.7	5.5	7.3
Revised estimate for the water tax settlement	-	-	-	-
Cost attributable to non-controlling interests[4]	(15.7)	(11.8)	(60.3)	(48.7)
AISC - attributable	$200.5	$147.4	$763.8	$566.2
Total gold sales (000s oz) - attributable	115	105	506	442
AISC[6] ($/oz sold) - attributable	$1,741	$1,410	$1,508	$1,281
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,746	$1,413	$1,513	$1,284
AISC Rosebel - attributable	105.2	85.2	376.3	274.4
Gold sales Rosebel (000s oz) - attributable	68	47	215	148
AISC all operations - attributable	$305.7	$232.6	$1,140.1	$840.6
Total gold sales[5] all operations (000s oz) - attributable	$183	$152	$721	$590
AISC[6] all operations ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,675	$1,540	$1,585	$1,428

1 As per note 36 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Corporate general and administrative costs exclude depreciation expense.

3 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.

4 Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

5 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

6 AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. Starting in 2022 a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with Word Gold Council guidelines. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

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($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Capital expenditures for property, plant and equipment	$187.5	$200.8	$742.7	$525.2
Capital expenditures for exploration and evaluation assets	0.7	0.3	1.9	1.9
	$188.2	$201.1	$744.6	$527.1
Capital expenditures - sustaining	50.6	28.1	190.4	63.2
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Essakane	$42.4	$22.9	$158.8	$51.2
Westwood	7.8	5.1	30.3	11.4
	$50.2	$28.0	$189.1	$62.6
Corporate	0.4	0.1	1.3	0.6
Capital expenditures - sustaining	$50.6	$28.1	$190.4	$63.2

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Essakane	$1.3	$24.1	$3.8	$84.4
Westwood	2.1	0.3	4.8	2.9
	$3.4	$24.4	$8.6	$87.3
Côté Gold (70%)	132.1	142.6	531.7	343.0
Boto Gold	2.1	6.0	13.9	33.6
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

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The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Earnings (loss) before income taxes - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)
Add:
Depreciation	44.0	84.0	242.0	265.9
Finance costs	3.0	(10.6)	8.6	5.2
EBITDA - continuing operations	$57.8	$16.7	$292.3	$216.6
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0
Write-down of assets	1.9	2.4	2.0	3.7
NRV write-down of stockpiles/finished goods	(7.3)	47.2	(1.3)	55.0
Foreign exchange (gain) loss	(10.9)	(0.6)	5.0	6.0
Gain on sale of royalties	-	-	-	(45.9)
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1
Care and maintenance costs at Westwood	-	-	-	24.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)
Impairment charge (reversal)	17.1	15.0	17.1	15.0
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)
Changes in estimates of asset retirement obligations at closed sites	6.1	0.3	1.6	40.7
Other	-	-	(1.2)	1.0
Adjusted EBITDA - continuing operations	$38.9	$74.3	$313.4	$307.0
Including discontinued operations:
EBITDA - discontinued operations	$47.6	$(210.1)	$8.1	$(189.5)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
Write-down of stockpile/finished goods	-	23.1	5.8	38.3
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries and other	-	-	-	(10.2)
COVID-19 expenses[1]	-	1.9	-	12.9
Write-down of assets	0.2	0.3	2.5	1.2
EBITDA - all operations	$105.4	$(193.4)	$300.4	$27.1
Adjusted EBITDA - all operations	$83.6	$90.0	$434.0	$355.7

1 COVID-19 expenses included in operating costs for 2022 financial year.

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $10.8 million, to adjusted net earnings (loss) attributable to equity holders of the Company of $(9.0) million in the fourth quarter 2022.

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($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)
Adjusting items:
Unrealized loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0
Write-down of assets	1.9	2.4	2.0	3.7
NRV write-down of stockpiles/finished goods	(14.7)	79.9	(8.2)	88.5
Foreign exchange loss	(10.9)	(0.6)	5.0	6.0
Gain on sale of royalties	-	-	-	(45.9)
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1
Care and maintenance costs at Westwood	-	-	-	24.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)
Impairment charge (reversal)	17.1	15.0	17.1	15.0
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)
Changes in estimates of asset retirement obligations at closed sites	6.1	0.3	1.6	40.7
Other	-	-	(1.2)	1.0
Adjusted earnings (loss) before income taxes and non-controlling interests - continuing operations	$(15.5)	$33.6	$55.9	$69.4
Income taxes	(11.0)	2.5	(78.1)	(33.4)
Tax on foreign exchange translation of deferred income tax balances	24.7	15.6	9.0	11.2
Tax impact of adjusting items	(3.6)	(17.7)	(3.3)	(14.3)
Non-controlling interests	(3.6)	2.3	(19.1)	(7.9)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$(9.0)	$36.3	$(35.6)	$25.0
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$(0.02)	$0.08	$(0.07)	$0.05
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$43.0	$(235.9)	$(37.0)	$(265.1)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
NRV write-down of stockpiles/finished goods	-	31.3	8.0	50.1
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries	-	-	-	(10.2)
Covid-19 expenses, net of subsidy[1]	-	1.9	$-	$12.9
Write-down of assets	0.2	0.3	$2.5	$1.2
Adjusted earnings (loss) before income taxes and non-controlling interests - discontinued operations	$40.1	$(1.9)	$77.7	$(15.1)
Income taxes	$(14.0)	$86.1	$20.6	$97.9
Tax impact of adjusting items	$0.7	$(83.8)	$(41.8)	$(89.6)
Non-controlling interests	$(1.2)	$7.6	$1.8	$8.6
Adjusted net earnings (loss) attributable to equity holders - discontinued operations	$25.6	$8.0	$58.3	$1.8
Adjusted net earnings (loss) per share attributable to equity holders - discontinued operations	$0.05	$0.02	$0.12	$-
Adjusted net earnings (loss) attributable to equity holders - all operations	$16.6	$44.3	$22.7	$26.8
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.03	$0.09	$0.05	$0.06
Basic weighted average number of common shares outstanding (millions)	479.0	476.9	478.6	476.5

1 COVID-19 expenses included in operating costs for 2022 financial year.

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

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The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	31.6	5.0	36.9	(16.7)
Inventories and non-current ore stockpiles	7.7	10.7	32.6	23.1
Accounts payable and accrued liabilities	(15.4)	(5.1)	(28.9)	(8.2)
Net cash from operating activities before changes in working capital from continuing operations	$36.2	$63.3	$298.2	$256.0
Net cash from operating activities before changes in working capital from discontinued operations	45.7	12.7	120.3	37.0
Net cash from operating activities before changes in working capital	$81.9	$76.0	$418.5	$293.0

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8
Add:
Operating cash flow used by non-mine site activities	19.4	26.2	107.3	91.7
Cash flow from operating mine-sites - continuing operations	$31.7	$78.9	$364.9	$349.5

Capital expenditures - continuing operations	$188.2	$201.1	$744.6	$527.1
Less:
Capital expenditures from construction and development projects and corporate	(134.6)	(148.7)	(546.9)	(377.2)
Capital expenditures from operating mine-sites - continuing operations	$53.6	$52.4	$197.7	$149.9
Mine-site cash flow from continuing operations	$(21.9)	$24.7	$167.2	$199.6

Cash flow from discontinued mine-sites	54.5	14.7	151.2	27.3
Capital expenditures from discontinued operations	(32.4)	(30.4)	(130.8)	(98.6)
Mine-site cash flow - discontinued operations	$22.1	$(15.7)	$20.4	$(71.3)
Total mine-site free cash flow	$0.2	$9.0	$187.6	$128.3

Available Liquidity and Net Cash (Debt)

Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021
Cash and cash equivalents	$407.8	$544.9
Short-term investments	-	7.6
Available Credit Facility	26.6	498.3
Liquidity	$434.4	$1,050.8

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	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021
Cash and cash equivalents	$407.8	$544.9
Short-term investments	-	7.6
Lease liabilities	(73.8)	(65.6)
Long-term debt[1]	(921.2)	(468.9)
Drawn letters of credit issued under Credit Facility	(18.4)	(1.7)
Net cash (debt)	$(605.6)	$16.3
  Includes principal amount of the Notes of $450.0 million, Credit Facility of $455.0 million and equipment loans of $16.2 million (December 31, 2021 - $450 million, $nil and $18.9 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

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CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$407.8	$544.9
Short-term investments	-	7.6
Receivables and other current assets	128.0	96.5
Inventories	199.9	302.1
Assets held for sale	785.6	-
	1,521.3	951.1
Non-current assets
Property, plant and equipment	2,598.0	2,587.9
Exploration and evaluation assets	28.3	61.7
Restricted cash	56.3	42.2
Inventories	92.4	124.1
Other assets	128.8	204.6
	2,903.8	3,020.5
	$4,425.1	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$294.1	$304.4
Income taxes payable	37.8	29.5
Other current liabilities	24.2	218.9
Current portion of lease liabilities	5.1	21.4
Current portion of long-term debt	8.7	7.5
Liabilities held for sale	276.3	-
	646.2	581.7
Non-current liabilities
Deferred income tax liabilities	22.6	61.2
Provisions	310.4	470.2
Lease liabilities	68.7	44.2
Long-term debt	910.0	456.9
Deferred revenue	240.8	-
Other liabilities	19.6	40.3
	1,572.1	1,072.8
	2,218.3	1,654.5
Equity
Attributable to equity holders
Common shares	2,726.3	2,719.1
Contributed surplus	58.2	59.1
Accumulated deficit	(632.4)	(562.2)
Accumulated other comprehensive income (loss)	(21.3)	23.8
	2,130.8	2,239.8
Non-controlling interests	76.0	77.3
	2,206.8	2,317.1
Contingencies and commitments
Subsequent events
	$4,425.1	$3,971.6

Refer to Q4 2022 Financial Statements for accompanying notes

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CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	2022	2021
Continuing Operations:
Revenues	$958.8	$875.5
Cost of sales	(810.9)	(813.3)
Gross profit	147.9	62.2
General and administrative expenses	(52.0)	(38.8)
Exploration expenses	(28.4)	(35.1)
Impairment charge	(17.1)	(15.0)
Other expenses	(9.1)	(77.9)
Earnings (loss) from operations	41.3	(104.6)
Finance costs	(8.6)	(5.2)
Foreign exchange loss	(5.0)	(6.0)
Interest income, derivatives and other investment gains	14.0	61.3
Earnings (loss) before income taxes	41.7	(54.5)
Income tax expense	(78.1)	(33.4)
Net loss from continuing operations	(36.4)	(87.9)
Net loss from discontinued operations, net of income taxes	(16.4)	(167.2)
Net loss	$(52.8)	$(255.1)
Net earnings (loss) from continuing operations attributable to:
Equity holders	$(55.5)	$(95.8)
Non-controlling interests	19.1	7.9
Net loss from continuing operations	$(36.4)	$(87.9)
Net earnings (loss) attributable to:
Equity holders	$(70.1)	$(254.4)
Non-controlling interests	17.3	(0.7)
Net loss	$(52.8)	$(255.1)

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic and Diluted	478.6	476.5

Basic and diluted loss per share from continuing operations	$(0.12)	$(0.20)
Basic and diluted loss per share from discontinued operations	$(0.03)	$(0.33)
Basic and diluted loss per share	$(0.15)	$(0.53)

Refer to Q4 2022 Financial Statements for accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(In millions of U.S. dollars)	2022	2021
Operating activities
Net loss from continuing operations	$(36.4)	$(87.9)
Adjustments for:
Depreciation expense	242.0	273.5
Deferred revenue recognized	(195.0)	-
Impairment charge	17.1	15.0
Income tax expense	78.1	33.4
Derivative (gain) loss	(21.9)	1.3
Write-down of inventories	1.3	59.9
Finance costs	8.6	5.2
Other non-cash items	15.8	(15.1)
Adjustments for cash items:
Proceeds from gold prepayment	236.0	-
Proceeds from insurance claim	1.2	-
Settlement of derivatives	20.9	9.1
Disbursements related to asset retirement obligations	(2.0)	(2.3)
Movements in non-cash working capital items and non-current ore stockpiles	(40.6)	1.8
Cash from operating activities, before income taxes paid	325.1	293.9
Income taxes paid	(67.5)	(36.1)
Net cash from operating activities related to continuing operations	257.6	257.8
Net cash from operating activities related to discontinued operations	151.1	27.2
Net cash from operating activities	408.7	285.0
Investing activities
Capital expenditures for property, plant and equipment	(742.7)	(525.2)
Capitalized borrowing costs	(37.8)	(29.2)
Disposal of short-term investments (net)	27.6	-
Proceeds from sale of royalties	-	45.9
Other investing activities	(8.3)	(18.5)
Net cash used in investing activities related to continuing operations	(761.2)	(527.0)
Net cash used in investing activities related to discontinued operations	(130.7)	(103.7)
Net cash used in investing activities	(891.9)	(630.7)
Financing activities
Proceeds from credit facility	455.0	-
Payment of lease obligations	(4.4)	(4.7)
Dividends paid to non-controlling interests	(18.4)	(5.1)
Proceeds from equipment loan	6.0	-
Repayment of equipment loans	(7.4)	(7.7)
Common shares issued for cash on exercise of stock options	1.0	0.6
Other financing activities	(10.9)	(5.9)
Net cash (used in) generated from financing activities related to continuing operations	420.9	(22.8)
Net cash used in financing activities related to discontinued operations	(16.9)	(18.4)
Net cash (used in) generated from financing activities	404.0	(41.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(17.1)	(9.7)
Decrease in cash and cash equivalents	(96.3)	(396.6)
Cash and cash equivalents, beginning of the year	544.9	941.5
Less: Cash and cash equivalents included in assets held for sale, end of the year	(40.8)	-
Cash and cash equivalents, end of the year	$407.8	$544.9

Refer to Q4 2022 Financial Statement for accompanying notes

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; requirements for additional capital and the ability to achieve the successful completion of one or more financing alternatives; the implementation of a fully funded financing plan to facilitate the completion of the construction of the Côté Gold project on the updated schedule and costs estimates; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; the impacts of COVID-19; the impacts of the war in Ukraine; inflation; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts including arising from expected collective bargaining processes and arrangements; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the failure to close the expected sale of the Bambouk assets, because of the failure to receive regulatory or any other approval, satisfy any condition precedent or otherwise, and the Company not receiving the expected material cash consideration as an essential part of the comprehensive financing package being pursued to fund the significant shortfall in funding the development and construction of the Côté Gold project and other material near-term liquidity needs, the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) and the war in Ukraine on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations;  unexpected geological conditions; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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